UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2008

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Quinny

Baby Relax

Babidéal

Mon Bébé

Bertini

Mother’s Choice

RECREATIONAL / LEISURE

Cannondale

GT

SUGOi

Pacific Cycle

Schwinn

Mongoose

InSTEP

PlaySafe

Pacific Outdoors

HOME FURNISHINGS

Ameriwood

Altra Furniture

Dorel Home Products

Cosco Home & Office

Dorel Asia

Cosco Ability Care Essentials

Adepta

EXCHANGES

TSX: DII.B, DII.A

CONTACT:

MaisonBrison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

Dorel Announces Voluntary U.S. Deregistration

Montreal, April 1, 2008—Dorel Industries Inc. (TSX:  DII.A, DII.B) today announced that it is voluntarily filing a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its Class B Subordinate Voting Shares under the Securities Exchange Act of 1934, as amended.  Dorel expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, Dorel’s obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.

As a TSX-listed reporting issuer, Dorel will continue to meet its Canadian continuous disclosure obligations by filing with the Canadian securities commissions. Dorel shares continue to trade on the TSX under the symbols DII.A and DII.B.  All of Dorel’s filings can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Profile

Dorel Industries Inc. (TSX: DII.B, DII.A) is a world class juvenile products and bicycle company.  Established in 1962, Dorel creates style and excitement in equal measure to safety, quality and value. The Company’s lifestyle leadership position is pronounced in both its Juvenile and bicycle categories with an array of trend-setting products.  In the Juvenile segment, Dorel’s powerfully branded products such as Quinny, Maxi-Cosi, Safety 1st and Bébé Confort have shown the way to safety, originality and fashion.  Similarly, its highly popular brands such as Cannondale, Schwinn, GT, Mongoose and SUGOi have made Dorel a principal player with both independent bicycle dealers and mass merchants.  Dorel’s Home Furnishings segment markets a wide assortment of furniture products, both domestically produced and imported.   The Company exerts relentless innovation and marketing flair across all of its divisions.  Dorel is a $2 billion company with forty-six hundred employees, facilities in seventeen countries, and sales worldwide.

US operations include Dorel Juvenile Group USA; the Cannondale Sports Group; Pacific Cycle; Ameriwood Industries which produces ready-to-assemble furniture; Altra Furniture; and Cosco Home & Office. In Canada, Dorel operates Dorel Distribution Canada and Dorel Home Products. Abroad, operations include Dorel Europe and IGC in Australia, a manufacturer and distributor of juvenile products. Dorel Asia sources and imports home furnishings products. Dorel China has eight offices which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer and Secretary

April 1, 2008

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